UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 5

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number 0f Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 5,997,736
	8.	Shared Voting Power - 0
	9.	Sole Dispositive Power - 5,997,736
	10.	Shared Dispositive Power - 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 5,997,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) - 12.75%(1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at July 3, 2013, as reported by Tower to the Tel Aviv Stock Exchange (“TASE”) and calculated in accordance with rule 13d-3(d)(1)(i).

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The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”), as amended by Amendment No. 1 thereto, dated June 15, 2011, and Amendment No. 2 thereto, dated April 11, 2013, is hereby further amended as follows:

Item 1.	Security and Issuer

As a result of a 15 to 1 reverse stock split effected by Tower in August 2012, the par value of each Ordinary Share was increased from NIS 1.00 to NIS 15.00. Accordingly, the last sentence of Item 1 is hereby amended to delete the number “1.00” and to substitute therefor the number “15.00”.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

To the knowledge of the Reporting Person:

(a)	Leumi is the beneficial owner of 5,997,736 Ordinary Shares, including 3,931,280 Ordinary Shares issuable upon conversion of its currently convertible capital note and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 12.75% of the Ordinary Shares outstanding as at July 3, 2013, as reported by Tower to the TASE and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Leumi has sole voting and dispositive power over 5,997,736 Ordinary Shares, including 3,931,280 Ordinary Shares issuable upon conversion of currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, Leumi has not effected any transactions in the Ordinary Shares during the past sixty (60) days:

On June 13, 2013, Tower distributed, for each 44 Ordinary Shares either (a) owned by its shareholders or (b) that holders of its options, capital notes and certain warrants (including the warrants held by Leumi) would be entitled to receive upon exercise or conversion thereof, a transferable right (“the Right”) to purchase, for a subscription price of US $20.00:

•	Four Ordinary Shares;

•	Six Series 8 Warrants, each of said warrants permits the warrantholder to purchase an Ordinary Share at a price of US $5.00 per share until July 22, 2013; and

•	Five Series 9 Warrants, each of said warrants permits the warrantholder to purchase an Ordinary Share at a price of US $7.33 per share until June 27, 2017.

In such Rights distribution, Leumi received 136,311 Rights.

The Rights expired on June 27, 2013, but were listed for trading on the TASE for one trading day only on June 24, 2013.

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Set forth below are the dates of sale, number and average price per Right sold by Leumi on such date in off-the-TASE transactions, other than with respect to the sales on June 24, which were all sold on the TASE. Although all sales were made in New Israel Sheqels (“NIS”), the U.S. Dollar Prices set forth below reflect conversion of such NIS Price into U.S. Dollars based on the relevant Representative Rate published by the Bank of Israel:

Date	Number of Rights	Price Per Right
June 19, 2013	4,355	8.16
June 20, 2013	6,610	7.05
June 23, 2013	6,941	4.93
June 24, 2013	118,405	2.97

(d)(1)	To the knowledge of the Reporting Person, Hapoalim, as the other lender to Tower and party to the Facility Agreement, received an identical amount of capital notes convertible into an identical number of Ordinary Shares, received 4,226,220 Ordinary Shares in consideration for the Decreased Amount (as applicable to Hapoalim) and, as party to amendments to the Facility Agreement requested by Tower, was granted identical amounts of warrants from Tower in 2003, 2005, 2009, 2010 and 2011 and, in connection with a separate equipment facility provided to Tower by Hapoalim, was granted a warrant in 2007 to purchase 1,470,588 Ordinary Shares. Based on Hapoalim’s amendment to its Statement on Schedule 13D, dated June 24, 2013, Hapoalim was the beneficial owner of 7,662,169 Ordinary Shares, including 5,660,626 Ordinary Shares issuable upon conversion of its Capital Notes, 170,374 Ordinary Shares issuable upon exercise of warrants expiring on December 31, 2016, 525,198 Series 8 Warrants expiring on July 22, 2013 and 437,665 Series 9 Warrants expiring on June 27, 2017.

(d)(2)

Leumi owns ordinary shares in Israel Corporation (“TIC”) representing 17.96% of TIC’s issued share capital (18.13% of the voting rights) (on an undiluted basis). In addition, for as long as Leumi owns between 10% to 20% of TIC’s issued share capital, 20% of the members of TIC’s board of directors are proposed by Leumi. The identities of the directors proposed by Leumi are subject to the approval of TIC’s controlling shareholder. Based on TIC’s 9th amendment to its Statement on Schedule 13D filed on May 8, 2013 (“the TIC 13D 9th Amendment”), TIC was the beneficial owner of 39.49% of the Ordinary Shares.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that the Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (“the Exchange Act”) and the rules promulgated thereunder. Further, the filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

1.	The following paragraph is hereby added to the section entitled “Agreement with Lead Investors”:

“TIC, in the TIC 13D 9th Amendment, reported that the CSA terminated in January 2013 in accordance with its terms. Accordingly, the Agreement with the Lead Investors terminated in accordance with its terms on January 18, 2013.”

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2013

Date

/s/ Batsheva Lapidot                                                                                 /s/ David Sackstein

Signature

Batsheva Lapidot	David Sackstein
VP- Sector Manager	Office of the Corporate Secretary
Bank Leumi le-Israel B.M.

Name/Title